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FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission File Number: 001-12822

  A.
  Full title of plan and the address of the plan, if different from that of the issuer named below:

BEAZER HOMES INVESTMENT CORP.
401(K) PROFIT SHARING PLAN

  B.
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beazer Homes USA, Inc.
5775 Peachtree Dunwoody Rd., Suite B-200
Atlanta, Georgia 30342

REQUIRED INFORMATION

        The Beazer Homes Investment Corp. 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2002 and 2001, and Supplemental Schedules as of and for the year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan's financial statements in a registration statement on Form S-8 under the Securities Act of 1933 is attached hereto as Appendix 2.

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Beazer Homes Investment Corp 401(k) Profit Sharing Plan
Members of the Plan Administrative Committee:
/s/ JENNIFER P. JONES Jennifer P. Jones Vice President, Employee Relations Beazer Homes USA, Inc.
/s/ DAVID S. WEISS David S. Weiss Executive Vice President & Chief Financial Officer Beazer Homes USA, Inc.

Appendix 1

Beazer Homes Investment Corp.
401(k) Profit Sharing Plan

(Formerly the Crossmann Communities, Inc. 401(k)
Profit Sharing Plan)

Financial Statements as of December 31, 2002 and
2001 and for the Year Ended December 31, 2002,
Supplemental Schedule as of December 31, 2002,
and Independent Auditors' Report

BEAZER HOMES INVESTMENT CORP. 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE*:
Form 5500—Schedule H, Line 4j—Schedule of Reportable Transactions for the Year Ended December 31, 2002	8

*
Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
Beazer Homes Investment Corp. 401(k) Profit Sharing Plan
Indianapolis, Indiana

        We have audited the accompanying statements of assets available for benefits of the Beazer Homes Investment Corp. 401(k) Profit Sharing Plan (formerly the Crossmann Communities, Inc. 401(k) Profit Sharing Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to financial statements, the Plan was merged with the Beazer Homes USA, Inc. 401(k) Plan (the "Beazer Plan") on December 31, 2002.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Indianapolis, Indiana
June 24, 2003

BEAZER HOMES INVESTMENT CORP. 401(k) PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

	2002		2001
ASSETS
INVESTMENTS, at fair value:
Short term investment funds	$	NIL	$427,885
Mutual funds		NIL	5,646,091
Equities		NIL	4,886,593
Participant loans		NIL	156,289

Total investments		NIL	11,116,858

RECEIVABLES:
Participant contributions		NIL	176,792
Employer profit sharing contribution		NIL	800,000
Employer matching contributions		NIL	160,344

Total receivables		NIL	1,137,136

TOTAL ASSETS AVAILABLE FOR BENEFITS	$	NIL	$12,253,994

See notes to financial statements.

BEAZER HOMES INVESTMENT CORP. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Participant contributions	$1,085,194
Employer matching contributions	474,159
Rollovers	13,605
Dividends and interest	142,794

Total additions	1,715,752

DEDUCTIONS:
Net depreciation in fair value of investments	307,384
Distributions and withdrawals	2,736,386
Administrative expenses	12,153
Assets transferred to the Beazer Plan	10,913,823

Total deductions	13,969,746

DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(12,253,994)
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,253,994

End of year	$—

See notes to financial statements.

BEAZER HOMES INVESTMENT CORP. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN

        The following description of the Beazer Homes Investment Corp. 401(k) Profit Sharing Plan (formerly the Crossmann Communities, Inc. 401(k) Profit Sharing Plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        On April 17, 2002, the Plan sponsor, Crossmann Communities, Inc., was acquired by Beazer Homes USA, Inc. ("Beazer"). In connection with the acquisition, the trustees of the Plan resigned and were replaced with Beazer representatives.

        General—The Plan is a defined contribution plan covering all employees of Beazer Investment Corp. (formerly Crossmann Communities, Inc. and subsidiaries) (the "Company") who meet the eligibility requirements (one year of service and age 21 or older) as defined by the Plan Agreement. The Company and the Plan Administrator control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Plan Merger and Asset Transfer—Effective December 31, 2002, the Plan was merged with the Beazer Homes USA, Inc. 401(k) Plan (the "Beazer Plan"). The Beazer Plan is the surviving plan. Pursuant to the merger agreement, substantially all of the assets of the Plan were transferred to the Beazer Plan prior to December 31, 2002. The remaining Plan assets were transferred on January 3, 2003. As a result, asset transfers to the Beazer Plan of $10,913,823 are reported in the accompanying statement of changes in assets available for benefits.

        Contributions—Eligible employees ("participants") may make voluntary contributions to their individual accounts between 1% and 10% of their compensation on a pretax basis but not in excess of statutory limitations allowed under the Internal Revenue Code of 1986 (the "Code"), as amended. The Company contributes to the Plan by matching fifty cents for every one dollar contributed by participants up to a maximum of 6% of the participant's eligible compensation. Additional Company contributions are made at the discretion of the Board of Directors. No additional discretionary contribution was made during 2002.

        Participant Accounts—Each participant's account is credited with his or her contributions and the Company's matching contributions. Investment earnings are allocated based on participants' account balances.

        Vesting—Participants are fully vested in all employee contributions and earnings thereon. Employer contributions become fully vested at (a) a participant's attainment of age 65, (b) retirement age, as defined by the Plan, (c) his or her death while an employee or (d) attainment of disability retirement age, as defined by the Plan. If these requirements are not met, the employer contributions are vested according to the following schedule:

Number of Years of Continuous Service	Vested Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

        Forfeitures—Forfeitures of a participant's nonvested account occur upon termination. Forfeited amounts are held in a separate account (McDonald Investments) and reallocated to each participant who is employed on the last day of the Plan year in proportion to his or her compensation for the Plan year.

        Participant Loans—Participants are allowed to obtain loans from their respective accounts. Participant loans are limited to 50% of the participant's account balance, bear interest at rates ranging from 5.75% to 11.5%, and mature over the next five years.

        Administrative Expenses—For the 2002 plan year, administrative expenses were primarily paid by Beazer.

        Benefit Payments—Upon retirement, a participant has an option to receive his or her account balance as a lump sum payment or as a direct rollover, as described in the Plan agreement. A participant may withdraw his or her vested contributions in the event of hardship, as defined in the Plan agreement. Benefit payments are recorded when paid.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

        Investments—Investments are carried at fair value as reported on the last business day of the year as determined using quoted market prices.

        Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

        Risk of Investments—The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

3.     INVESTMENTS

        The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 2001:

AIM Balanced Fund A	$645,919
Franklin Small-Mid Cap Growth Fund A	931,994
American EuroPacific Growth Fund A	680,828
Davis New York Venture Fund A	1,557,701
Munder Index 500 Fund A	614,141
Crossmann Communities, Inc. stock	4,886,593

        During the year ended December 31, 2002, Plan investments (including gains and losses on investments purchased and sold, as well as investments held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$(1,775,139)
Beazer Homes USA, Inc. stock	(742,509)
Crossman Communities, Inc. stock	2,210,264

$(307,384)

4.     NONPARTICIPANT-DIRECTED INVESTMENTS

        Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows as of December 31, 2001:

Net assets:
Crossmann Communities, Inc. stock	$4,886,593

Changes in net assets:
Contributions	$959,210
Net appreciation	1,928,344
Benefits paid to participants	(721,973)

$2,165,581

5.     TAX STATUS

        The Company received a favorable determination letter dated November 4, 1996 from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable sections of the Code. The Plan administrator believes that the Plan is designed and, as of the date of the financial statements, was being operated in compliance with the applicable requirements of the Code and as a result, no provision for income taxes has been recorded in the Plan's financial statements.

******

SUPPLEMENTAL SCHEDULE

Form 5500—Schedule H, Line 4j Schedule of Reportable Transactions EIN: 35-1880120 PN: 001

BEAZER HOMES INVESTMENT CORP. 401(k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Selling Price	Cost of Asset	Net Gain
Single transactions representing 5% or more of assets available for benefits at the beginning of the year:
Purchase:
Crossmann Communities, Inc. stock		$526,039
Sale:
McDonald Money Market	$579,503	579,503	$-0-

Appendix 2

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in Registration Statement No. 33-91904, No. 333-86558 No. 333-24765, No. 333-69398, and No. 333-101142 of Beazer Homes, USA, Inc. on Form S-8 of our report dated June 24, 2003, appearing in this Annual Report on Form 11-K of the Beazer Homes Investment Corp. 401(k) Profit Sharing Plan filed by Beazer Homes, USA, Inc. for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 30, 2003

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REQUIRED INFORMATION
SIGNATURES
SUPPLEMENTAL SCHEDULE